

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2018

Gerard M. Anderson
Chief Executive Officer
DTE Energy Company
One Energy Plaza
Detroit, Michigan 48226-1279

> **Re:** **DTE Energy Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 16, 2018**
> **Form 8-K Filed July 25, 2018**
> **File No. 1-11607**

Dear Mr. Anderson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments

Form 10-K for Fiscal Year Ended December 31, 2017

Item 8. Financial Statements and Supplementary Data

Combined Notes to Consolidated Financial Statements

Note 2 – Significant Accounting Policies
Revenues, page 77

1. Please tell us how you recognize revenue under alternative revenue programs and what consideration you gave to disclosing your accounting policy.

Form 8-K Filed July 25, 2018

Exhibit 99.2

2. We note that adjustments to reconcile net income/reported earnings to operating earnings are presented net of income taxes. Please revise your disclosure in future presentations to disclose income taxes as a separate adjustment, which should be clearly explained. Please also consider revising the reconciliations of net income to operating earnings in Exhibit 99.1 to present income taxes as a separate adjustment rather than netting income taxes against other adjustments. Please refer to Question 102.11 of our Compliance and Disclosure Interpretations; Non-GAAP Financial Measures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ta Tanisha Meadows, Staff Accountant at (202) 551-3322 if you have questions regarding our comments or related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products